CABO MINING ENTERPRISES CORP.

(FORMERLY "CABO MINING CORP.")

FOR RELEASE: February 11, 2004

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CABO ANNOUNCES $5,000,000 PRIVATE PLACEMENT

Cabo Mining Enterprises Corp. (the "Company") is pleased to announce a non-brokered private placement of 6,666,667 units at a price of $0.75 per unit to raise gross proceeds of $5,000,000. Each unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the date of issue. Finder's fees will be paid in connection with the private placement, in accordance with Exchange policies.

The majority of the funds will be used to satisfy the Company's purchase and working capital obligations with respect to the acquisition of each of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited; and in that regard, the private placement is part-and-parcel to, and is conditional on, the Company's closing of such acquisitions.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

* * * *

The TSX Venture Exchange has neither approved nor disapproved of the contents contained herein. This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

1253-2(P)

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer** Cabo Mining Enterprises Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change**: February 17, 2004

3. **Press Release**

A news release dated February 17, 2004, delivered to Market News and Canada Stockwatch.

4. **Summary of Material Change**

The Issuer announces, a brokered private placement of 6,024,097 units at a price of $0.83 per unit to raise gross proceeds of $5,000,000. Each unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Issuer at a price of $1.25 per share for a period of two years from the Closing of the offering. Broker's fees will be paid in connection with the private placement, in accordance with Exchange policies and will include brokers warrants equal in number to 10% of the units distributed pursuant to the offering. The agent has been granted an over-allotment option to purchase up to an additional 1,204,819 units.

5. **Full Description of Material Change**: See attached news release dated February 17, 2004.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 17th day of February, 2004.

John A. Versfelt
President & CEO

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

CABO MINING ENTERPRISES CORP.

(FORMERLY "CABO MINING CORP.")

FOR RELEASE: February 17, 2004

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CABO ANNOUNCES SECOND $5,000,000 PRIVATE PLACEMENT

Cabo Mining Enterprises Corp. (the "Company") is pleased to announce that it has entered into an agreement with **Research Capital Corp. of Toronto Ontario,** with respect to a brokered private placement of 6,024,097 units at a price of $0.83 per unit to raise gross proceeds of $5,000,000. The offering, which is subject to TSX Venture Exchange acceptance, is in addition to the $5 million non-brokered private placement announced by the Company on February 11, 2004. Each unit issued in the new offering will consist of one common share and one-half of one share-purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the Closing of the offering. Broker's fees will be paid in connection with the private placement, in accordance with Exchange policies and will include a brokers warrants equal in number to 10% of the units distributed pursuant to the offering. The agent has been granted an over-allotment option to purchase up to an additional 1,204,819 units.

The proceeds, including commissions and expenses are to be placed in escrow pending successful completion of the acquisition of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited. Subscription receipts may be issued by the Company in order to facilitate the escrow of the proceeds.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

* * * *

The TSX Venture Exchange has neither approved nor disapproved of the contents contained herein. This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

CABO MINING ENTERPRISES CORP.

(FORMERLY "CABO MINING CORP.")

FOR RELEASE: February 17, 2004

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CABO ANNOUNCES SECOND $5,000,000 PRIVATE PLACEMENT

Cabo Mining Enterprises Corp. (the "Company") is pleased to announce that it has entered into an agreement with **Research Capital Corp. of Toronto Ontario,** with respect to a brokered private placement of 6,024,097 units at a price of $0.83 per unit to raise gross proceeds of $5,000,000. The offering, which is subject to TSX Venture Exchange acceptance, is in addition to the $5 million non-brokered private placement announced by the Company on February 11, 2004. Each unit issued in the new offering will consist of one common share and one-half of one share-purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the Closing of the offering. Broker's fees will be paid in connection with the private placement, in accordance with Exchange policies and will include a brokers warrants equal in number to 10% of the units distributed pursuant to the offering. The agent has been granted an over-allotment option to purchase up to an additional 1,204,819 units.

The proceeds, including commissions and expenses are to be placed in escrow pending successful completion of the acquisition of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited. Subscription receipts may be issued by the Company in order to facilitate the escrow of the proceeds.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

* * * *